United States
Securities and Exchange Commission
Washington, D.C. 20549

FORM 6-K
REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 UNDER
THE SECURITIES EXCHANGE ACT OF 1934
For the month of January 2024
Commission File Number 001-41419

INTER & Co, INC.
(Exact name of registrant as specified in its charter)
N/A
(Translation of Registrant’s name into English)
Av Barbacena, 1.219, 22nd Floor
Belo Horizonte, State of Minas Gerais, Brazil, ZIP Code 30 190-131
Telephone: +55 (31) 2138-7978
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒                        Form 40-F ☐

INCORPORATION BY REFERENCE
This report and exhibit are incorporated by reference in our registration statements on Form F-3 filed with the U.S. Securities and Exchange Commission on January 16, 2024 (File No. 333-276528) and shall be deemed to be a part thereof from the date on which this report is furnished to the SEC, to the extent not superseded by documents or reports subsequently filed or furnished.

EXHIBITS

Number	Description
1.1	Underwriting Agreement
5.1	Opinion of Maples & Calder (Cayman) LLP as to matters of Cayman Islands law relating to the Common Shares
23.1	Consent of Maples & Calder (Cayman) LLP (included in Exhibit 5.1)

SIGNATURES
Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

INTER & CO, INC.

	By:	/s/ Santiago Horacio Stel
Date: January 18, 2024		Name: Santiago Horacio Stel Title: Senior Vice President of Finance and Risks